UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 5 January 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	5 January 2023

WPP PLC ("WPP")

WPP acquires Fēnom Digital

WPP today announces the acquisition of Fēnom Digital, one of the fastest growing digital transformation agencies in North America.

Founded by Dylan Runne three years ago in New York, Fēnom Digital specializes in delivering enterprise commerce, order management systems, supply chain, marketing, and customer experience solutions to retailers and brands across North America. The company calls upon over 190 highly skilled technologists to deliver solutions that drive more than $5 billion of digital sales for clients annually, including Basset Furniture, Casper, Crocs, David Yurman, GNC, PacSun and Snipes.

In 2022, Fēnom Digital achieved Salesforce Crest Partner status and won Salesforce Commerce Cloud Partner of the Year for "Best Up and Coming Partner."

Fēnom Digital will join WPP's world-class, global commerce capability within Wunderman Thompson, which drives over $30 billion in GMV for brands such as Nestlé, Bosch and Microsoft. This acquisition is part of Wunderman Thompson's strategy to help clients drive growth across all major digital routes to market in all major markets and will complement the 3500 commerce experts within the Wunderman Thompson group.

The announcement follows other recent Wunderman Thompson acquisitions in the commerce space including Diff and Newcraft. These further strengthened WPP's overall digital commerce capabilities and reflect the company's ongoing investment into its commerce offer for clients as consumer needs continue to change. It is aligned with WPP's accelerated growth strategy, building on existing capabilities in the areas of commerce and technology.

Mark Read, CEO of WPP, said: "Expanding our business in high-growth commerce areas continues to be a high priority for WPP as we enter 2023. The Fēnom team brings a proven track record of success paired with deep industry expertise and I'm delighted to welcome them to WPP."

Neil Stewart, CEO of Wunderman Thompson Commerce & Technology, said: "We have been highly impressed at the sales growth Dylan and the Fēnom Digital team have achieved for their clients. Their expertise complements and strengthens the world-class Salesforce capability that we already have in North America. We are looking forward to bringing our combined expertise to service clients across multiple Salesforce clouds."

Dylan Runne, CEO, Fēnom Digital, said: "We couldn't be happier to be joining the Wunderman Thompson family and bringing our best-in-class commerce solutions to the world's leading digital agency. Wunderman Thompson's commerce focus and breadth of capabilities and experience open the door for Fēnom to accelerate growth and continue executing on the vision of being the leading global Salesforce Digital Transformation Agency."

Further information

Alex Davis-Isaac, WPP

+1 646-531-7724

Alex.DavisIsaac@wpp.com

About WPP

WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 5 January 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary